UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 24, 2022

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In the Matter of

Guggenheim Special Purpose Acquisition Corp. I
227 W. Monroe Street, 49th Floor
Chicago, IL 60606

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-253377

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   Guggenheim Special Purpose Acquisition Corp. I filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

   Guggenheim Special Purpose Acquisition Corp. I has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

   In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 24, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

           Brad Skinner
           Office Chief